SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 26, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 4Q09 and 2009 results

São Paulo, March 26, 2010 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the fourth quarter of 2009 (4Q09) and the full year 2009. The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2008.	SBSP3: R$ 30.40 / ação
SBS: US$ 34.10 (ADR=2 shares)
Total shares: 227.836.623
Market Value: R$ 6.9 billion
Closing price: 03/26/2010

 1. Financial Highlights

R$ million	4Q08	4Q09	Chg.	%	2008	2009	Chg.	%
(+) Gross operating revenue	1,835.6	1,964.1	128.5	7.0	6,838.8	7,236.2	397.4	5.8
(-) COFINS and PASEP taxes	130.4	139.5	9.1	7.0	487.1	505.7	18.6	3.8
(=) Net operating revenue	1,705.2	1,824.6	119.4	7.0	6,351.7	6,730.5	378.8	6.0
(-) Costs and expenses	1,125.2	1,066.2	(59.0)	(5.2)	4,129.2	4,549.3	420.1	10.2
(+) Equity Results	-	(0.1)	(0.1)	-	-	(0.2)	(0.2)	-
(=) Earnings before financial expenses (EBIT*)	580.0	758.3	178.3	30.7	2,222.5	2,181.0	(41.5)	(1.9)
(+) Depreciation and amortization	152.4	76.0	(76.4)	(50.1)	617.8	560.7	(57.1)	(9.2)
(=) EBITDA**	732.4	834.3	101.9	13.9	2,840.3	2,741.7	(98.6)	(3.5)
(%) EBITDA margin	43.0	45.7	-	-	44.7	40.7	-	-
Net income	113.3	457.3	344.0	303.6	63.6	1,373.9	1,310.3	-
Earnings per share (R$)	0.50	2.01	-	-	0.28	6.03	-	-
(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

Sabesp registered solid results in 2009, confirming its low exposure to the global crisis that affected the markets in 2008 and 2009. Net income in 2009 was R$ 1.4 billion, a great difference when compared to the R$ 63,6 million achieved in 2008. Although, this reduction in net income was mainly due to the provision for losses of the disputed amount of the benefits paid by the Company as additional retirement payments and pensions envisaged in Law 4,819/58, in the amount of R$ 409.1 million and the respective actuarial commitment maintained with the beneficiaries, amounting to R$ 535.4 million. Disregarding this adjustment, 2008 net income would be of R$ 1.0 billion. Even considering this amount, 2009 result had a significant growth of 36.2%.

Net revenue was R$ 6.7 billion, 6.0% up year-on-year, and EBITDA was R$ 2.7 billion, 3.5% down from 2008.

2. Gross operating revenue

Gross operating revenue grew from R$ 6.8 billion in 2008 to R$ 7.2 billion in 2009, an increase of R$ 397.4 million or 5.8%, mainly due to:

  The average tariff increase of 4.9% in 2009 over 2008, resulting from the tariff adjustments in September 2008, of 5.10%, and September 2009, of 4.43%; and
  The 2.1% growth in total billed volume, of which 2.1% corresponded to water and 3.2% to sewage.

This result was impacted by (i) the decline in the industrial segment's volume due to the closure and/or reduction in the production of a few industrial units and the signing of firm demand agreements; and (ii) the volume decrease in the public sector category (municipal and state governments) on account of the incentives to reduce water consumption under the Program for the Rational Use of Water (PURA).

The gross annual variation was positively impacted by 4Q09 volume performance, with billed volume growth in all customer categories.

3. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 4Q08 and 4Q09, as well as in 2008 and 2009.

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BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3

	Water			Sewage			Water + Sewage
	4Q08	4Q09%		4Q08	4Q09%		4Q08	4Q09%
Residential	347.1	358.0	3.1	279.3	289.7	3.7	626.4	647.7	3.4
Commercial	39.2	40.2	2.6	36.1	37.1	2.8	75.3	77.3	2.7
Industrial	9.0	9.1	1.1	8.5	9.3	9.4	17.5	18.4	5.1
Public	12.1	12.4	2.5	9.9	10.3	4.0	22.0	22.7	3.2
Total retail	407.4	419.7	3.0	333.8	346.4	3.8	741.2	766.1	3.4
Wholesale	72.6	72.9	0.4	6.5	8.7	33.8	79.1	81.6	3.2
Reused water	0.1	0.2	-	-	-	-	0.1	0.2	-
Total	480.1	492.8	2.6	340.3	355.1	4.3	820.4	847.9	3.4
	2008	2009	%	2008	2009	%	2008	2009	%
Residential	1,358.7	1,393.1	2.5	1,088.8	1,124.3	3.3	2,447.5	2,517.4	2.9
Commercial	154.0	155.5	1.0	141.8	143.8	1.4	295.8	299.3	1.2
Industrial	35.7	34.4	(3.6)	33.9	34.8	2.7	69.6	69.2	(0.6)
Public	47.1	47.0	(0.2)	38.0	38.6	1.6	85.1	85.6	0.6
Total retail	1,595.5	1,630.0	2.2	1,302.5	1,341.5	3.0	2,898.0	2,971.5	2.5
Wholesale	284.5	288.0	1.2	27.9	31.1	11.5	312.4	319.1	2.1
Reused water	0.2	0.8	-	-	-	-	0.2	0.8	-
Total	1,880.2	1,918.8	2.1	1,330.4	1,372.6	3.2	3,210.6	3,291.4	2.5

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3

		Water			Sewage		Water + Sewage
	4Q08	4Q09%		4Q08	4Q09%		4Q08	4Q09%
Metropolitan	271.6	278.7	2.6	226.4	234.9	3.8	498.0	513.6	3.1
Regional (2)	135.8	141.0	3.8	107.4	111.5	3.8	243.2	252.5	3.8
Total retail	407.4	419.7	3.0	333.8	346.4	3.8	741.2	766.1	3.4
Wholesale	72.6	72.9	0.4	6.5	8.7	33.8	79.1	81.6	3.2
Reused water	0.1	0.2	-	-	-	-	0.1	0.2	-
Total	480.1	492.8	2.6	340.3	355.1	4.3	820.4	847.9	3.4
	2008	2009	%	2008	2009	%	2008	2009	%
Metropolitan	1,065.9	1,083.9	1.7	887.3	911.1	2.7	1,953.2	1,995.0	2.1
Regional (2)	529.6	546.1	3.1	415.2	430.4	3.7	944.8	976.5	3.4
Total retail	1,595.5	1,630.0	2.2	1,302.5	1,341.5	3.0	2,898.0	2,971.5	2.5
Wholesale	284.5	288.0	1.2	27.9	31.1	11.5	312.4	319.1	2.1
Reused water	0.2	0.8	-	-	-	-	0.2	0.8	-
Total	1,880.2	1,918.8	2.1	1,330.4	1,372.6	3.2	3,210.6	3,291.4	2.5
(1) Unaudited
(2) Including coastal and countryside

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4. Costs, administrative and selling expenses

In 2009, costs of products and services, administrative and selling expenses increased by 10.2% or R$ 420.1 million. As a percentage of net revenue, costs and expenses climbed from 65.0% in 2008 to 67.6% in 2009. Excluding the non-recurring effect of TAC* of R$ 146.6 million, these costs would be R$ 4,402.7 million and their share of net revenue would be 65.4%.

							R$ million
	4Q08	4Q09	Chg.	%	2008	2009	Chg.	%
Payroll and benefits	352.2	355.2	3.0	0.9	1,353.8	1,558.6	204.8	15.1
Supplies	42.9	44.8	1.9	4.4	146.5	156.0	9.5	6.5
Treatment supplies	33.1	31.5	(1.6)	(4.8)	133.1	136.7	3.6	2.7
Services	234.9	216.9	(18.0)	(7.7)	688.6	911.1	222.5	32.3
Electric power	116.7	125.3	8.6	7.4	459.6	485.5	25.9	5.6
General expenses	98.2	131.4	33.2	33.8	345.0	377.5	32.5	9.4
Tax expenses	11.2	11.6	0.4	3.6	48.5	55.0	6.5	13.4
Sub-total	889.2	916.7	27.5	3.1	3,175.1	3,680.4	505.3	15.9
Depreciation and amortization	152.4	76.0	(76.4)	(50.1)	617.8	560.7	(57.1)	(9.2)
Credit write-offs	83.6	73.5	(10.1)	(12.1)	336.3	308.2	(28.1)	(8.4)
Costs, administrative and selling expenses	1,125.2	1,066.2	(59.0)	(5.2)	4,129.2	4,549.3	420.1	10.2
% over net revenue	66.0	58.4			65.0	67.6

* TAC (Conduct Adjustment Term) that includes the dismissal of 2,250 employees from the Company’s workforce retired under the INSS regime, pursuant to the State Prosecution Office’s determination.

4.1. Payroll and Benefits

Payroll and benefits increased by R$ 204.8 million or 15.1%, from R$ 1,353.8 million in 2008 to R$ 1,558.6 million in 2009, due to the following:

  Wage increase of 6.69% in May 2009;
  R$ 82.7 million increase in the amounts paid to retiring employees, by the TAC, consisting of severance pay, FGTS penalty and benefits;
  R$ 70.3 million increase in the payment of FGTS penalty and R$ 6.3 million in severance pay relating to the lay-offs in 2009, especially related to TAC; and
  R$ 5.6 million increase in the provision for social security obligations arising from the revision of the amount projected for 2009.

In the absence of TAC, this expense would be R$ 1,412.0 million, 4.3% up in relation to 2008.

4.2. Supplies

Expenses with Supplies increased by R$ 9.5 million or 6.5%, from R$ 146.5 million in 2008 to R$ 156.0 million in 2009. The main factors were expenses with materials for water and sewage networks as well as connections, due to the increase in the volume of maintenance services under the Global Sourcing contracts in the amount of R$ 3.3 million and data processing expenses of R$ 2.4 million, due to the replacement and modernization of the IT equipment.

Supplies increased by R$ 1.9 million or 4.4% in 4Q09.

4.3. Treatment supplies

Expenses with treatment supplies increased from R$ 133.1 million in 2008 to R$ 136.7 million in 2009, an increase of R$ 3.6 million or 2.7%, mainly due to the increased consumption of iron chloride and aluminum polychloride, which increase the efficiency of the water treatment process, in the place of products such as aluminum and iron sulphate, the latter derived from ferric sulphate, which is harmful to the environment.

In 4Q09, there was a decrease of R$ 1.6 million or 4.8% due to the reduced consumption of copper sulphate at the Guarapiranga dam, thanks to the improved quality of the water at the source.

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4.4. Services

In 2009, this item increased by R$ 222.5 million or 32.3%, from R$ 688.6 million to R$ 911.1 million, with the main factors being:

  Maintenance of water and sewage networks and connections in the amount of R$ 41.2 million, due to the increase in demand and the contractual amounts based on the Global Sourcing contacts at the cities of the Regional Systems and the increase in the volume of maintenance services in the São Paulo Metropolitan Region, increased allocation of funds to the Water Loss Reduction Program, intensification of the operations to meet the demands of the Córrego Limpo Program of the São Paulo Municipal Government and the Canal Limpo Program in the municipality of Santos;
  Preventive and corrective maintenance at the water treatment systems in the amount of R$ 29.6 million related to the Taiaçupeba Public-Private Partnership (PPP) and urbanization efforts as part of the agreement with the São Paulo Municipal Government;
  Advertising campaigns focused on socio-environmental initiatives, such as Onda Limpa, Soluções Ambientais, Program for the Rational Use of Water (PURA), among others, in the amount of R$ 25.9 million;
  Expenses of R$ 24.5 million with the implementation of the Program for the Rational Use of Water at municipal schools as a result of the agreement between Sabesp and the São Paulo Municipal Government;
  Expenses with risk contracts for the recovery of credits, in the amount of R$ 20.1 million, due to the intensification of collection operations, which led to a R$ 321.4 million increase in revenues in 2009;
  Hiring of consultancy, advisory and specialized services for diverse purposes in the amount of R$ 13.2 million: sewage collection networks to depollute streams, quality management at the Regional Office –Global “R”, communication advisory services, publicity for the Sabesp brand, equipment maintenance, modernization and maintenance of the IT environment, among others;
  Hydrometer reading and bill delivery expenses in the amount of R$ 8.6 million as a result of increased outsourcing of the reading services, inspection of inactive connections and usage of new technologies that allow greater security and agility in the bill issue and reading system;
  Car rental expenses started in the second half of 2008, due to the replacement of the Company’s own fleet, in the amount of R$ 7.1 million;
  Accounting reclassification of the corporate software licenses in 2008, amounting to R$ 6.9 million, non-recurring in the coming years; and
  Expenses with treatment and disposal of sludge in the amount of R$ 6.1 million, related to the services provided by the Public-Private Partnership.

In 4Q09, there was a decrease of R$ 18.0 million or 7.7%, mainly due to the revision of the provision for the commitments established in the agreement between Sabesp and the São Paulo Municipal Government.

4.5. Electric power

In 2009, this item increased by R$ 25.9 million or 5.6% to reach R$ 485.5 million, from R$ 459.6 million in 2008. The increase was due to the following factors:· Average tariff adjustment of 7.9% in the captive market, which represents 78.0% of the installed capacity, resulting in a weighted average increase of around 8.5% between the captive and free markets; and· Weighted average increase of 5.3% in the expenses between the markets.

These increases were partly compensated by the 1.6% decrease in consumption.

		Expenses	Weighted
	Participation (%)	Variation (%)	Average (%)
Free market	22.0	2.7	0.6
Captive market	78.0	6.1	4.7
			5.3

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4.6. General expenses

General expenses increased by R$ 32.5 million or 9.4%, from R$ 345.0 million in 2008 to R$ 377.5 million in 2009, mainly due to:

   R$ 14.3 million increase in provision for legal contingencies; and
   Expenses related to program contracts in the amount of R$ 5.6 million.

In 4Q09, the increase was R$ 33.2 million, mainly related to the provision for contingencies.

4.7. Depreciation and Amortization

This item decreased by R$ 57.1 million or 9.2%, from R$ 617.8 million in 2008 to R$ 560.7 million, mostly due to the revision of the estimated useful life of assets in 2009.

4.8. Credit write-offs

Credit write-offs declined by R$ 28.1 million, from R$ 336.3 million in 2008 to R$ 308.2 million in 2009, due to the increased provision in 2008 for the overdue debt of the municipalities to which the Company supplies water on wholesale.

4.9. Tax expenses

In 2009, tax expenses increased by R$ 6.5 million or 13.4%, due to:

   Payment of the Regulation, Control and Oversight Fee (TRCF) amounting to R$ 3.2 million to the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP); and
   Payment of the Municipal Real Estate Tax (IPTU) in the amount of R$ 3.1 million.

5. Other operating revenues and expenses

Other operating revenues/expenses decreased by R$ 1,013.3 million or 96.2%, mainly due to: (i) the provision for losses on the balance receivable from the GESP agreement relating to the benefits paid to retired employees and pensioners, in the amount of R$ 409.1 million, in 2008; and (ii) recognition of liabilities related to the actuarial commitment with the beneficiaries in the amount of R$ 535.4 million, in 2008.

6. Financial expenses and revenues

				R$ million
	2008	2009	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	423.2	390.8	(32.4)	(7.7)
Interest and charges on international loans and financing	71.3	61.8	(9.5)	(13.3)
Interest rate over lawsuit indemnity, net of provisions	226.7	314.5	87.8	38.7
Other financial expenses	(30.3)	34.5	64.8	(213.9)
Total financial expenses	690.9	801.6	110.7	16.0
Financial revenues	150.2	163.5	13.3	8.9
Financial expenses net of revenues	540.7	638.1	97.4	18.0

6.1. Financial expenses

Financial expenses increased by R$ 110.7 million or 16.0% in 2009, as described below:

  Increase in expenses related to the lawsuits in the amount of R$ 87.8 million;
  Other financial expenses increased by R$ 64.8 million:

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  Adjustment in the interest calculation regarding the special installment program (PAES) in the amount of R$ 58.7 million in 2008, non-recurring in 2009; and
  Commitments made to municipalities in order to formalize the program contracts, amounting R$ 15.8 million.

These increases were offset by the following:

  Decrease in interest and charges for domestic financing, as a result of a decrease in the balance payable due to the payments made, in the amount of R$ 32.4 million;
   Settlement of the 2008 Eurobonds, in June 2008, in the amount of US$ 98.0 million, with a R$ 9.5 million variation; and
   Tax levied on the payment of interest on own capital in the amount of R$ 8.3 million in 2008, pursuant the second amendment to the GESP Agreement, non-recurring in 2009.

6.2. Financial revenues

Financial revenues increased by R$ 13.3 million, mainly as a result of the returns on investments.

7. Monetary variations on assets and liabilities

				R$ million
	2008	2009	Var.	%
Monetary variation over loans and financing	127.9	1.4	(126.5)	(98.9)
Currency exchange variation over loans and financing	436.2	(403.7)	(839.9)	(192.5)
Other variations	20.5	23.5	3.0	14.6
Variation on liabilities	584.6	(378.8)	(963.4)	(164.8)
Variation on assets	417.6	55.7	(361.9)	(86.7)
Net Variation	167.0	(434.5)	(601.5)	(360.2)

7.1. Variations on liabilities

The net effect of the variation on liabilities in 2009 was R$ 963.4 million compared to 2008, due to:

  Exchange variation on foreign loans and financing generated an income of R$ 839.9 million, due to the 25.5% depreciation of the U.S. dollar in 2009, compared to the 31.9% appreciation in 2008;
  Monetary variations on domestic loans and financing decreased by R$ 126.5 million, mainly due to the:
  R$ 105.6 million decrease caused by the 1.71% drop in the IGPM inflation index in 2009, compared to a 9.81% increase in 2008; and
  R$ 20.9 million decrease due to the lower variation of the TR interest rate in 2009, of 0.71% compared to 2008, of 1.63%.
  Monetary restatement of the legal contingencies, in the amount of R$ 4.1 million.

7.2. Monetary variations on assets

Monetary variations on assets declined by R$ 361.9 million, mainly due to the update of R$ 344.6 million of the undisputed amounts regarding supplementary retirement and pension remuneration as provided by the Third Amendment to the GESP in 2008, non-recurring in 2009.

8. Operating indicators

Sabesp continues to work strenuously to reduce water loss, with a continuous reduction in loss rates, which decreased 6.8% in the period, falling from 27.9% in 2008 to 26.0% in 2009. In 2009, a sum of R$ 261 million was

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invested in the Water Loss Reduction Program, with investments totaling R$ 218 million and expenses totaling R$ 43 million, which brought significant results in the year.

This reduction is evident from the 0.3% decline in the volume of water produced, in contrast to the 2.1% growth in the water billed volume.

Operating indicators*	2008	2009	%
Water connections (1)	6,945	7,118	2.5
Sewage connections (1)	5,336	5,520	3.4
Population directly served - water (2)	23.2	23.4	1.0
Population directly served - sewage (2)	19.2	19.6	2.1
Number of employees	16,649	15,103	(9.3)
Number of connections per employees	738	837	13.4
Water volume produced (3)	2,852.6	2,844.9	(0.3)
Water losses (%)	27.9	26.0	(6.8)
(1) In thousand units at the end of the period
(2) In million inhabitants at the end of the period, not including wholesale
(3) In million m3 at the end of the period
* Not revised by the Independent Auditors

9. Loans and financing

In 2009, the Company contracted new debts in the amount of R$2,239 million and amortized a total of R$1,896 million. Due to the amortizations and, mainly, the dollar devaluation, the total debt net balance decreased by R$305 million.

At the end of 2009, net debt was R$ 5,790.6 million, down 7.3% against 2008. At the end of 2009, debt pegged to the U.S. dollar corresponded to 26.6%, compared to 33.2% in 2008, of which 70.2% was obtained from multilateral entities, as against 69.5% in 2008. Despite the funds that the Company has been raising related to investments program and the need for debt refinancing, the Net Debt/EBITDA in 2009 remained at 2.1 times, the same as 2008.

								R$ million
INSTITUTION	2010	2011	2012	2013	2014	2015	2016 and onwards	Total
Local market
Banco do Brasil	288.8	314.4	342.2	372.4	98.1	-	-	1,415.9
Caixa Econômica Federal	78.9	85.9	94.6	95.8	57.2	34.8	311.7	758.9
Debentures	347.1	451.5	35.0	108.9	75.9	75.9	169.6	1,263.9
FIDC - SABESP I	55.6	13.9	-	-	-	-	-	69.5
BNDES	42.9	43.5	54.4	21.7	17.5	17.6	74.3	271.9
Promissory Notes / Debentures (*)	-	-	-	299.5	-	598.9	-	898.4
Others	3.3	7.9	0.4	0.4	0.5	0.5	1.8	14.8
Interest and charges	112.3	8.0	-	-	-	-	-	120.3
Local market total	928.9	925.1	526.6	898.7	249.2	727.7	557.4	4,813.6
International market
IDB	64.2	64.2	64.2	64.2	64.2	64.2	266.8	652.0
Eurobonds	-	-	-	-	-	-	243.8	243.8
JICA	-	10.8	21.7	21.7	21.7	21.7	303.4	401.0
IDB 1983AB	-	41.4	41.4	41.4	41.4	41.4	225.1	432.1
Interest and charges	17.5	-	-	-	-	-	-	17.5
International market total	81.7	116.4	127.3	127.3	127.3	127.3	1,039.1	1,746.4
Total	1,010.6	1,041.5	653.9	1,026.0	376.5	855.0	1,596.5	6,560.0

(*) On December 1, 2009, promissory notes in the amount of R$ 900 million were issued as a bridge loan, corresponding to an advance of the 11th issue of debentures.
The net proceeds obtained with the 11th issue of debentures will be fully employed to redeem the 90 promissory notes related to the 4th issue of SABESP.

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10. Investments

In 2009 investments reached R$ 1.8 billion and, as it occurred in 2008, a significant amount was invested in sewage, as shown at the following table.

2009 Investments (R$ million)
	Water	Sewage	TOTAL
Metropolitan Region of São Paulo	506.2	237.5	743.7
Regional Systems (Costal and Countryside)	350.7	740.0	1,090.7
TOTAL	856.9	977.5	1,834.4
2009 does not include the agreement with the program contracts (R$18 million)

For the year 2010 a total of R$1.8 billion is expected to be invested, and the Company will use its own resources as well as financing with BNDES, CEF and international multilateral institutions, which have more suitable conditions to financing our type of investments. The highlights among the main approved and in negotiation financing are:

Program	Amount	Financing Source	Negotiation Progress
	R$ 294 million	BNDES	Signed in January 2010
Onda Limpa	US$ 190 million	JICA	Expected date of signature in the 2nd semester 2010
Redução de Perdas	US$ 366 million	JICA	Expected date of signature in the 2nd semester 2010
Projeto Tietê	US$ 600 million	BID	Expected date of signature in the 1st semester 2010

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11. Upcoming Events

Conference Call in Portuguese
April 1, 2010
2:00PM (Brasília) / 1:00PM (US EST)
Dial-in access: (55 11) 2188-0188
Conference ID: Sabesp

Replay – available until 4/8/2010
Dial-in access: (55 11) 2188-0188
 Replay ID: Sabesp

Conference Call in English
April 1, 2010
4:30PM (Brasília) / 3:30PM (US EST)
Dial-in access: 1(412) 858-4600
Conference ID: Sabesp

Replay – available until 4/9/2010
 Dial-in access: 1(412) 317-0088
Replay ID: 438924#

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Página 10 de 13

Income Statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Gross Revenue from Sales and Services	7,236,218	6,838,803	7,236,218	6,838,803
Water Supply - Retail	3,690,722	3,503,643	3,690,722	3,503,643
Water Supply - Wholesale	332,975	314,952	332,975	314,952
Sewage Collection and Treatment	3,069,870	2,891,036	3,069,870	2,891,036
Sewage Collection and Treatment - Wholesale	21,851	16,606	21,851	16,606
Other Services	120,800	112,566	120,800	112,566

Taxes on Sales and Services - COFINS and PASEP	(505,671)	(487,131)	(505,671)	(487,131)

Net Revenue from Sales and Services	6,730,547	6,351,672	6,730,547	6,351,672

Costs of Sales and Services	(3,076,273)	(2,831,809)	(3,076,273)	(2,831,809)

Gross Profit	3,654,274	3,519,863	3,654,274	3,519,863

Operating Expenses
Selling	(801,259)	(718,949)	(801,259)	(718,949)
Administrative	(671,742)	(578,458)	(672,248)	(578,596)
Other operating expenses, net	(39,500)	(1,052,984)	(39,500)	(1,052,984)

Operating Income Before Shareholdings	2,141,773	1,169,472	2,141,267	1,169,334
Equity Result	(218)	(9)	-	-

Earnings Before Financial Results	2,141,555	1,169,463	2,141,267	1,169,334
Financial, net	(598,995)	(268,790)	(598,707)	(268,661)
Exchange gain (loss), net	395,369	(438,869)	395,369	(438,869)

Earnings before Income Tax and Social Contribution	1,937,929	461,804	1,937,929	461,804

Income Tax and Social Contribution

Current	(748,705)	(548,373)	(748,705)	(548,373)
Deferred	184,655	150,140	184,655	150,140

Net Income (loss) for the period	1,373,879	63,571	1,373,879	63,571
Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	6.03	0.28	6.03	0.28
Depreciation and Amortization	(560,687)	(617,804)	(560,689)	(617,804)
EBITDA	2,741,742	2,840,251	2,741,456	2,840,122
% over net revenue	40.7%	44.7%	40.7%	44.7%

Página 11 de 13

Balance Sheet

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Current
Cash and Cash Equivalents	769,433	622,059	771,008	625,732
Accounts Receivable from Clients	1,179,730	1,129,746	1,179,730	1,129,746
Related Party Balance	135,987	210,131	135,987	210,131
Inventory	39,877	47,678	39,877	47,678
Recoverable Taxes	3,017	4,665	3,017	4,665
Other Receivables	141,413	49,478	141,504	49,478
Deferred income tax and social contribution	258,551	170,982	258,551	170,982
Total Current Assets	2,528,008	2,234,739	2,529,674	2,238,412

Non-Current
Long Term Assets:
Accounts Receivable from Clients	266,543	326,472	266,543	326,472
Related Party Balance	956,648	980,756	956,648	980,756
Indemnities Receivable	146,213	148,794	146,213	148,794
Judicial Deposits	46,365	49,127	46,365	49,127
Other Receivables	100,395	192,257	100,395	192,257
Deferred income tax and social contribution	530,131	435,341	530,131	435,341
	2,046,295	2,132,747	2,046,295	2,132,747

Investments	4,334	4,552	720	720
Permanent Assets	15,441,056	14,350,501	15,443,211	14,350,684
Intangible Assets	1,545,303	1,391,348	1,545,303	1,391,348
	16,990,693	15,746,401	16,989,234	15,742,752
Total Non-Current Assets	19,036,988	17,879,148	19,035,529	17,875,499

Total Assets	21,564,996	20,113,887	21,565,203	20,113,911

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Current
Contractors and Suppliers	195,606	187,139	195,765	187,143
Loans and Financing	1,010,537	1,448,860	1,010,537	1,448,860
Salaries and Payroll Charges	239,109	196,056	239,152	196,075
Taxes and Contributions Payable	218,862	130,409	218,867	130,410
Taxes and Contributions Deferred	37,912	64,369	37,912	64,369
Interest on Own Capital Payable	365,442	275,007	365,442	275,007
Provision for Contingencies	643,863	459,395	643,863	459,395
Accounts Payable	239,494	198,511	239,494	198,511
Other Payables	158,864	57,149	158,864	57,149
Total Current Liabilities	3,109,689	3,016,895	3,109,896	3,016,919

Non-Current
Long Term Liabilities:
Loans and Financing	5,549,463	5,416,248	5,549,463	5,416,248
Taxes and Contributions Payable	85,029	114,210	85,029	114,210
Taxes and Contributions Deferred	156,860	141,492	156,860	141,492
Provision for Contingencies	824,957	698,253	824,957	698,253
Provisions for actuarial liabilities Law 4819	518,027	535,435	518,027	535,435
Pension Fund Obligations	480,103	419,871	480,103	419,871
Other Payables	313,231	223,568	313,231	223,568
Total Non Current Liabilities	7,927,670	7,549,077	7,927,670	7,549,077

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Revaluation Reserves	2,145,100	2,253,012	2,145,100	2,253,012
Profit Reserves	2,054,594	966,960	2,054,594	966,960
Total Shareholders' Equity	10,527,637	9,547,915	10,527,637	9,547,915

Total Liabilities and Shareholders' Equity	21,564,996	20,113,887	21,565,203	20,113,911

Página 12 de 13

Cash Flow

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
Description	Jan-Dec/09	Jan-Dec/08	Jan-Dec/09	Jan-Dec/08
Cash flow from operating activities
Net income for the period	1,937,929	461,804	1,937,929	461,804
Adjustments for reconciliation of net income
Taxes and contributions payable	-	(68,878)	-	(68,878)
Provisions for contingencies	596,543	461,654	596,543	461,654
Provision for acturial liabilities Law 4819/58	45,104	535,435	45,104	535,435
Provision for losses from dispute - Law 4819/58	-	409,079	-	409,079
Reversion of provision for losses	8,183	(366)	8,183	(366)
Other provisions	398	(492)	398	(492)
Liabilities related to pension plans	77,793	71,704	77,793	71,704
Write-off of property, plant and equipment	22,852	157,978	22,852	157,978
Deferred asset write-offs	-	611	-	611
Other write-offs	4,542	-	4,542	-
Gain with the sale of property, plant and equipment	(9,461)	-	(9,461)	-
Depreciation and Amortization	560,686	617,804	560,689	617,804
Interest calculated over loans and financing payable	456,203	499,590	456,203	499,590
Monetary and exchange variation over loans and financing	(402,329)	564,095	(402,329)	564,095
Monetary variation over interest on own capital	-	7,338	-	7,338
Variation on liabilities and interest	5,585	8,281	5,585	8,281
Variation on assets and interest	(28,724)	(368,806)	(28,724)	(368,806)
Provisions for bad debt	308,188	336,264	308,188	336,264
Provision for TAC (Conduct Adjustment Term) retired employees	82,700	-	82,700	-
Provision for São Paulo Municipal Government Agreement	27,748	-	27,748	-
Equity Result	218	9	-	-
Adjusted Net Income	3,694,158	3,693,104	3,693,943	3,693,095

(Increase) decrease in assets:
Accounts receivable from clients	(285,543)	(301,844)	(285,544)	(301,844)
Shareholding balance	103,936	82,956	103,936	82,956
Indemnification receivable	2,581	-	2,581	-
Inventories	6,758	5,829	6,758	5,829
Recoverable Taxes	1,648	4,749	1,648	4,749
Other accounts receivable	(4,903)	(112,111)	(4,994)	(112,111)
Judicial deposits	(34,010)	(37,933)	(34,010)	(37,933)
Increase (decrease) in liabilities:
Loans and financing	(15,404)	(17,986)	(15,249)	(17,982)
Salaries and payroll charges	(39,647)	29,259	(39,620)	29,275
Provision for actuarial liabilities - Law 4819	(62,512)	-	(62,512)	-
Taxes and contributions payable	(60,022)	431,346	(60,021)	431,350
Accounts payable	30,706	6,216	30,706	6,216
Other accounts payable	181,058	16,321	181,058	16,321
Contingencies	(240,031)	(235,573)	(240,031)	(235,573)
Pension plan	(17,561)	(17,067)	(17,561)	(17,067)
Variation on Assets and Liabilities	(432,946)	(145,838)	(432,855)	(145,814)
Cash generated from operations	3,261,212	3,547,266	3,261,088	3,547,281
Interest paid	(555,573)	(516,887)	(555,573)	(516,887)
Income tax and contribution paid	(643,788)	(502,404)	(643,788)	(502,404)
Net cash generated from operating activities	2,061,851	2,527,975	2,061,727	2,527,990

Cash flow from investing activities:
Acquisition of property, plant and equipment	(1,924,479)	(1,395,458)	(1,926,453)	(1,395,641)
Increase in intangible assets	(56,014)	(159,514)	(56,014)	(159,514)
Increase in investments	-	(3,841)	-	-
Receivables by the permanent assets sale	29,162	-	29,162	-
Net cash used in investing activities	(1,951,331)	(1,558,813)	(1,953,305)	(1,555,155)

Cash flow from financing activities
Loans and Financing
Funding	2,237,056	1,043,174	2,237,056	1,043,174
Payments	(1,896,480)	(1,146,416)	(1,896,480)	(1,146,416)

Payment of interest on own capital	(303,722)	(708,858)	(303,722)	(708,858)
Net cash generated (invested) at financing activities	36,854	(812,100)	36,854	(812,100)

Increase in cash and equivalents	147,374	157,062	145,276	160,735
Cash and cash equivalents at the beginning of the period	622,059	464,997	625,732	464,997
Cash and cash equivalents at the end of the period	769,433	622,059	771,008	625,732
Changes in Cash and Cash Equivalents	147,374	157,062	145,276	160,735

Additional information on cash flow:
Capitalization of interest and financial charges	(143,985)	219,430	(143,985)	219,430
COFINS and PASEP taxes paid	503,296	515,659	503,296	515,659
Agreements and Commitments with contract agreement	(7,550)	146,426	(7,550)	146,426

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 26, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.